VIZCONNECT, INC.
136 Dwight Road

Longmeadow, MA 01106

May 11, 2015

VIA EMAIL AND EDGAR

Ji Shin, Attorney-Advisor

Katherine Wray, Attorney-Advisor
U.S. SECURITIES & EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
100 F. Street, N.E.

Washington, D.C. 20549

ShinJ@SEC.GOV

Re:	VizConnect, Inc. Preliminary Information Statement on Schedule 14C Filed April 24, 2015 File No. 001-35484

Dear Ji Shin and Katherine Wray:

This correspondence of VizConnect, Inc., a Nevada corporation (the “Company”) is in reference to the submission of a Preliminary Information Statement with the U.S. Securities and Exchange Commission (hereafter, the “Commission”) on Schedule 14C (“Information Statement”), filed on April 24, 2015. We are in receipt of your email to the Company, dated April 30, 2015, and this letter is written in response thereto. We have reproduced your comments below, highlighted in bold, with our responses following immediately thereafter.

General

1.

COMMENT. Please tell us when you plan to file your annual report on Form 10-K for the fiscal year ended December 31, 2014, as it appears that it is past due and has not been filed within the additional time allowed by Rule 12b-25 under the Exchange Act.

RESPONSE: The Company is in the process of completing the required audit, and expects to file its 10-K for the fiscal year ended December 31, 2014 on or about May 20, 2015.

2.

COMMENT. While we note your statement that you have attached a copy of the amended and restated articles of incorporation to the information statement, we were unable to locate it. Please include as an appendix to your information statement a copy of your restated articles of incorporation.

RESPONSE: Please see the attached restated articles of incorporation as an exhibit to the amended Pre14C.

U.S. SECURITIES & EXCHANGE COMMISSION

DIVISION OF CORPORATE FINANCE

May 11, 2015

Restatement of Articles of Incorporation, Page 3

3.	COMMENT. Please revise to disclose the number of common and preferred stock that are currently authorized prior to the restatement of your articles of incorporation.

RESPONSE: We have revised to include the authorized common and preferred stock prior to the restatement as requested.

4.

COMMENT. Please tell us whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock or preferred stock for any purpose, including future acquisitions and/or financings. If not, state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of common stock or preferred stock.

RESPONSE: We have amended the Company's 14C to include any plans, arrangements, understanding or agreements, written or oral, with the respect of the issuance of any newly authorized shares of common or preferred stock.

5.

COMMENT. We note your statement that the changes to the articles of incorporation “will not adversely affect stockholders.” Please revise or remove this statement, as it appears there may be negative consequences to existing stockholders as a result of the increase in authorized shares, such as potential dilution from future issuances or the use of newly-authorized shares to prevent a takeover that stockholders may consider beneficial.

RESPONSE: We have removed the statement as requested.

6.	COMMENT. In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE: The Company hereby acknowledges that:

(i)	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission any action with respect to the filings; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. SECURITIES & EXCHANGE COMMISSION

DIVISION OF CORPORATE FINANCE

May 11, 2015

We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email. In the meantime, please feel free to call me at the number above or respond via email or facsimile if you have any further comments or questions.

Very truly yours,

VIZCONNECT, INC.

/s/ Paul Cooleen
Paul Cooleen
Chief Executive Officer